Exhibit 99.82

Rio Alto Mining Limited Announces Appointment of Victor Gobitz and Sidney Robinson to Board of Directors

For Immediate Release	March 11, 2011

VANCOUVER, B.C. - Rio Alto Mining Limited ("Rio Alto") (TSX VENTURE: RIO) (OTCQX: RIOAF) (BVLAC: RIO) (DBFrankfurt: MS2) is pleased to announce the appointment of Víctor Gobitz and Sidney Robinson to its Board of Directors.

Mr. Robinson is a retired Senior Partner of Torys LLP, Toronto and New York, who practised corporate/commercial law, with emphasis on financings, mergers and acquisitions and international projects. He represented business clients based in Canada, France, Germany, Italy, Japan, Sweden and the United States. In his practice, Sidney acted as strategic and legal advisor to senior management and Boards of Directors. Mr. Robinson currently sits on the Boards of Directors of two public companies listed on the Toronto Stock Exchange, Amerigo Resources Inc. and Chartwell Seniors Housing Real Estate Investment Trust and one private company, Butterfield & Robinson Inc. He has served on the Boards of Directors of a number of public and private Canadian and U.S. companies including the Boards of Directors of AGIP Canada Ltd., BMW Canada Inc., C.I. Fund Management Inc., Loring Ward International Inc., Inmet Mining Corporation, Purolator Courier Ltd. and Pelmorex Media Inc. (The Weather Network).

Mr. Gobitz is a Mining Engineer who received his professional education at the Pontificia Universidad Católica del Perú from 1981 to 1986 and obtained a Masters degree in Business Administration (MBA) from Escuela de Administración de Negocios – ESAN in 1998. Mr. Gobitz sits on the Boards of Directors of two public mining companies listed on Bolsa de Valores de Lima, Volcan Compañía Minera and Castrovirreyna Compañía Minera. Mr.Gobitz has extensive experience in the start up and expansion of mining projects and currently is the CEO of Corporación Minera Castrovirreyna, Director of the Peruvian Mining Safety Institute – ISEM and Member of the Board of the Peruvian Corps of Engineers, Chapter of Mining Engineers - CIP.

Klaus Zeitler, Chairman, commented that "We are glad that we were able to attract two gentlemen of such extensive experience in their respective fields to our Board. The quality of our asset deserves a Board of only the highest calibre."

Rio Alto has granted options to purchase 180,000 common shares to each of Mr. Gobitz and Mr. Robinson. These options are fully vested, expire on March 11, 2016 and have an exercise price of $2.39 per common share.

To learn more about Rio Alto Mining Limited, please visit www.rioaltomining.com or Rio Alto's SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF

RIO ALTO MINING LIMITED

Alex Black

President & COO

FOR FURTHER INFORMATION, CONTACT:

Alex Black, President & COO	Alejandra Gomez, Investor Relations
Phone: +511 99279 4655	Phone: 604.628.1401
Phone: +511 625 9900	Fax: 866.393.4493
Email: alexb@rioaltomining.com	Email: alejandrag@rioaltomining.com
Web: www.rioaltomining.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts the responsibility for the adequacy or accuracy of this release.